UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one)	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: February 2, 2008
☐     Transition Report on Form 10-K
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q
☐     Transition Report on Form N-SAR
For the Transition Period Ended:
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Borders Group, Inc.
(Full Name of Registrant)
100 Phoenix Drive
(Address of Principal Executive Offices (Street and Number))
Ann Arbor, Michigan 48108
(City, State and Zip Code)
PART II
RULE 12b-25(b) AND (c)
     If the subject report could not be completed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K. Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.
     Borders Group, Inc. (the “Company”) has received a financing commitment, which expires April 4, 2008 (the “Commitment”), from Pershing Square Capital Management, L.P. The Commitment is described in, and attached as Exhibit 10.1 to, the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2008.
     Following its receipt of the Commitment, the Company has entered into discussions with several other parties regarding alternative financing proposals. The Company’s board of directors and senior management are currently evaluating the terms of these proposals.
     The Company does not expect to be able to complete the financing transactions contemplated by the Commitment or the alternative financing proposals prior to the April 2, 2008 due date of the Company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2008 without unreasonable effort or expense. The Company is accordingly delaying the filing of its Form 10-K pending completion of the financing so that the Form 10-K, as filed, will reflect the Company’s modified financing arrangements. The Company expects to file its Form 10-K with the Securities and Exchange Commission within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact with regard to this notification:

Edward W. Wilhelm, Executive Vice President and Chief Financial Officer

(734) 477-1100

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or such shorter period as the registrant was required to file such report(s) been filed? If the answer was no, identify the report(s).
☑ Yes     ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes     ☐ No
If so, attach an explaination of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Annual Report on Form 10-K is expected to reflect the financial information, including information regarding the results of operations of the Company, contained in the press release attached as Exhibit 99.1 attached to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2008. The foregoing financial information is incorporated herein by reference.
     Borders Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

April 2, 2008	/s/ Edward W. Wilhelm
Edward W. Wilhelm
Executive Vice President and Chief Financial Officer

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